

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2023

M. Andrew Franklin
Chief Executive Officer and President
Wheeler Real Estate Investment Trust, Inc.
2529 Virginia Beach Blvd
Virginia Beach, VA 23452

> **Re: Wheeler Real Estate Investment Trust, Inc.**
> **Registration Statement on Form S-11**
> **Filed September 1, 2023**
> **File No. 333-274329**

Dear M. Andrew Franklin:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Form S-11 filed September 1, 2023

General

1. We note that the Company intends to settle redemptions of Series D Preferred Stock in shares of Common Stock based on the market price. Because you are not eligible to conduct an offering under Rule 415(a)(1)(x), you are ineligible to conduct an at-the-market offering under Rule 415(a)(4). Please provide your analysis as to how you are able to conduct an at-the-market offering or revise accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Pearlyne Paulemon at 202-551-8714 or Jeffrey Gabor at 202-551-2544 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Daniel P. Raglan